FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15b-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2012

 Commission File Number 001-35401

CEMENTOS PACASMAYO S.A.A.
(Exact name of registrant as specified in its charter)

PACASMAYO CEMENT CORPORATION
(Translation of registrant’s name into English)

Republic of Peru
(Jurisdiction of incorporation or organization)

Calle La Colonia 150, Urbanización El Vivero
Surco, Lima
Peru
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ____X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated financial statements
as of June 30, 2012 and 2011 and for the three-month and six-month periods then ended

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim condensed consolidated financial statements as of June 30, 2012 and 2011 and for the three and six-month periods then ended

Content

Report on review of interim condensed consolidated financial statements

Interim condensed consolidated financial statements
Interim consolidated statements of financial position
Interim consolidated income statements
Interim consolidated statements of comprehensive income
Interim consolidated statements of changes in equity
Interim consolidated statements of cash flows
Notes to the interim condensed consolidated financial statements

Report on review of interim condensed consolidated financial statements

To the Board of Directors of Cementos Pacasmayo S.A.A.

We have reviewed the accompanying interim condensed consolidated financial statements of Cementos Pacasmayo S.A.A. (a Peruvian company) and Subsidiaries (together the "Group") as of June 30, 2012, comprising of the interim consolidated statement of financial position as of June 30, 2012, and the related interim consolidated income statements, comprehensive income, changes in equity and cash flows for the three and six–month periods ended June 30, 2012 and other explanatory notes. Management is responsible for the preparation and presentation of these interim condensed consolidated financial statements in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.  Our responsibility is to express a conclusion on these interim condensed consolidated financial statements based on our review.

We conducted our review in accordance with International Auditing Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of the persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing.  Consequently, it does not enable us to obtain an assurance that we would become aware of all material matters that might be identified in an audit.  Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim condensed consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 “Interim Financial Reporting”.

Lima, Peru
July 18, 2012

Countersigned by:

Marco Antonio Zaldívar
C.P.C.C. Register No.12477

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim consolidated statements of financial position
As of June 30, 2012 (unaudited) and December 31, 2011 (audited)

	Note	As of June 30, 2012	As of December 31, 2011
		S/.(000)	S/.(000)

Assets

Current assets
Cash and short-term deposits	3	579,345	363,279
Trade and other receivables		82,195	78,377
Income tax prepayments		14,746	705
Inventories	4	217,210	206,102
Prepayments		19,958	11,629
		913,454	660,092

Non-current assets
Other receivables		30,944	29,146
Available-for-sale financial investments	11	29,288	22,074
Property, plant and equipment	5	1,260,581	1,197,401
Exploration and evaluation assets		41,874	29,895
Other assets		1,058	1,404
		1,363,745	1,279,920

Total assets		2,277,199	1,940,012

	Note	As of June 30, 2012	As of December 31, 2011
		S/.(000)	S/.(000)

Liabilities and equity
Current liabilities
Trade and other payables		124,748	128,485
Interest-bearing loans and borrowings		-	139,048
Income tax payable		73	12,870
Provisions	7	8,263	28,694
		133,084	309,097

Non-current liabilities
Interest-bearing loans and borrowings		201,828	451,546
Other non-current provisions		13,911	10,909
Deferred income tax liabilities, net		90,598	94,875
		306,337	557,330
Total liabilities		439,421	866,427

Equity
Capital stock		530,261	418,777
Investment shares		50,503	49,575
Additional paid-in capital		558,655	-
Legal reserve		97,032	90,451
Other components of equity		13,069	8,029
Retained earnings		535,777	473,721

Equity attributable to owners of the parent		1,785,297	1,040,553
Non-controlling interests		52,481	33,032

Total equity		1,837,778	1,073,585

Total liabilities and equity		2,277,199	1,940,012

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim consolidated income statements
For the three and six-month periods ended June 30, 2012 and 2011 (both unaudited)

	Note	For the three-month periods ended June 30,		For the six-month periods ended June 30,
		2012	2011	2012	2011
		S/.(000)	S/.(000)	S/.(000)	S/.(000)

Sales of goods	13	265,450	226,777	542,798	457,188
Cost of sales		(167,221)	(130,974)	(335,120)	(261,624)
Gross profit		98,229	95,803	207,678	195,564

Operating income (expenses)
Administrative expenses		(47,790)	(40,350)	(90,342)	(78,524)
Selling and distribution expenses		(6,834)	(4,804)	(13,865)	(9,392)
Other operating (expenses) income, net		1,431	4,450	1,287	5,178
Total operating expenses , net		(53,193)	(40,704)	(102,920)	(82,738)
Operating profit		45,036	55,099	104,758	112,826

Other income (expenses)
Finance income		6,164	558	12,215	1,846
Finance costs		(9,345)	(4,502)	(18,535)	(8,522)
Net (loss) gain from exchange difference		(118)	273	(617)	809
Total other expenses, net		(3,299)	(3,671)	(6,937)	(5,867)
Profit before income tax	13	41,737	51,428	97,821	106,959

Income tax expense	8	(11,880)	(15,174)	(28,040)	(31,873)

Net income		29,857	36,254	69,781	75,086

Attributable to:
Owners of the parent		30,760	36,286	71,350	75,108
Non-controlling interests		(903)	(32)	(1,569)	(22)
		29,857	36,254	69,781	75,086

Earnings per share	10
Basic and diluted for the three and six-month periods attributable to holders of common shares and investment shares of the parent (S/. per share)		0.05	0.08	0.13	0.16

The accompanying notes are an integral part of the interim condensed consolidated statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim consolidated statements of comprehensive income
For the three and six-month periods ended June 30, 2012 and 2011 (both unaudited)

	Note	For the three-month periods ended June 30,		For the six-month periods ended June 30,
		2012	2011	2012	2011
		S/.(000)	S/.(000)	S/.(000)	S/.(000)

Net income		29,857	36,254	69,781	75,086

Other comprehensive income
Change in fair value of available-for-sale financial assets		(323)	(4,797)	7,214	(8,717)
Deferred income tax related to component of other comprehensive income	8	97	1,438	(2,160)	2,615
Exchange differences on translation of foreign operation		49	(16)	(18)	(48)

Other comprehensive income (loss) for the three and six-month periods, net of income tax		(177)	(3,375)	5,036	(6,150)

Total comprehensive income for the three and six-month periods, net of income tax		29,680	32,879	74,817	68,936

Total comprehensive income attributable to:
Owners of the parent		30,580	32,918	76,390	68,968
Non-controlling interests		(900)	(39)	(1,573)	(32)

		29,680	32,879	74,817	68,936

The accompanying notes are an integral part of the interim condensed consolidated statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim consolidated statements of changes in equity
For the six months ended June 30, 2012 and 2011 (both unaudited)

	Attributable to owners of the parent
	Capital stock	Investment shares	Additional paid-in capital	Legal reserve	Available-for-sale reserve	Foreign currency translation reserve	Retained earnings	Total	Non-controlling interests	Total equity
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Balance as of January 1, 2011	418,777	49,575	-	74,145	15,374	(983)	435,668	992,556	739	993,295
Net income	-	-	-	-	-	-	75,108	75,108	(22)	75,086
Other comprehensive income	-	-	-	-	(6,102)	(38)	-	(6,140)	(10)	(6,150)
Total comprehensive income	-	-	-	-	(6,102)	(38)	75,108	68,968	(32)	68,936

Dividends, note 6	-	-	-	-	-	-	(56,000)	(56,000)	-	(56,000)
Appropriation of legal reserve	-	-	-	7,640	-	-	(7,640)	-	-	-

Balance as of June 30, 2011	418,777	49,575	-	81,785	9,272	(1,021)	447,136	1,005,524	707	1,006,231

Balance as of January 1, 2012	418,777	49,575	-	90,451	9,257	(1,228)	473,721	1,040,553	33,032	1,073,585
Net income	-	-	-	-	-	-	71,350	71,350	(1,569)	69,781
Other comprehensive income	-	-	-	-	5,054	(14)	-	5,040	(4)	5,036
Total comprehensive income	-	-	-	-	5,054	(14)	71,350	76,390	(1,573)	74,817

Issue of common and investment shares, note 1	111,484	928	558,655	-	-	-	-	671,067	-	671,067
Appropriation of legal reserve	-	-	-	6,581	-	-	(6,581)	-	-	-
Contribution of non-controlling interests, note 1	-	-	-	-	-	-	-	-	18,309	18,309
Other adjustments of non-controlling interests	-	-	-	-	-	-	(2,713)	(2,713)	2,713	-

Balance as of June 30, 2012	530,261	50,503	558,655	97,032	14,311	(1,242)	535,777	1,785,297	52,481	1,837,778

The accompanying notes are an integral part of the interim condensed consolidated statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Interim consolidated statements of cash flows
For the three and six-month periods ended June 30, 2012 and 2011 (both unaudited)

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2012	2011	2012	2011
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Operating activities
Profit before income tax	41,737	51,428	97,821	106,959
Non-cash adjustment to reconcile profit before income tax to net cash flows
Depreciation and amortization	12,075	10,591	24,022	22,026
Long-term incentive plan	1,500	-	3,000	-
Finance costs	9,345	4,502	18,535	8,522
Finance income	(6,164)	(558)	(12,215)	(1,846)
Other operating income	1,540	49	864	23
Working capital adjustments
Decrease (increase) in trade and other receivables	(11,096)	(17,134)	1,913	(19,578)
Decrease (increase) in prepayments	(3,531)	89	(8,329)	(2,596)
Decrease (increase) in inventories	1,222	(2,283)	(11,108)	(15,087)
(Decrease) increase in trade and other payables	14,401	(20,277)	(24,166)	(27,635)
	61,029	26,407	90,337	70,788

Interests received	727	882	4,686	2,170
Interests paid	(9,770)	(4,256)	(18,094)	(9,459)
Income tax paid	(14,569)	(8,038)	(53,107)	(31,491)

Net cash flows provided by operating activities	37,417	14,995	23,822	32,008

Interim consolidated statements of cash flows (continued)

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2012	2011	2012	2011
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Investing activities
Purchase of property, plant and equipment	(45,650)	(53,222)	(90,405)	(101,822)
Capital contribution from non-controlling interests	16,452	-	18,309	-
Increase in time deposits with original maturities greater than 90 days	-	-	(403,950)	-
Acquisition of evaluation and exploration assets	-	-	(8,849)	(4,052)
Acquisition of other assets	-	(2,339)	-	(2,774)
Proceeds from sale of property, plant and equipment	-	1,343	-	1,343
Net cash flows used in investing activities	(29,198)	(54,218)	(484,895)	(107,305)

Financing activities
Payment of borrowings	(358,629)	24,467	(388,766)	(40,636)
Proceeds (payments) from issuance of common and investment shares	(1,407)	-	662,706	-
Dividends paid	(83)	96	(288)	(55,904)
Proceeds from borrowings	-	-	-	42,000
Net cash flows provided by (used in) financing activities	(360,119)	24,563	273,652	(54,540)

Net decrease in cash and cash equivalents	(351,900)	(14,660)	(187,421)	(129,837)
Net foreign exchange difference	(1,132)	(149)	(463)	(123)
Cash and cash equivalents at the beginning of the period	528,427	39,342	363,279	154,493

Cash and cash equivalents at the period end	175,395	24,533	175,395	24,533

The accompanying notes are an integral part of the interim condensed consolidated statements.

Cementos Pacasmayo S.A.A. and Subsidiaries

Notes to interim condensed consolidated financial statements
As of June 30, 2012, June 30, 2011 (both unaudited) and December 31, 2011 (audited)

1.	Economic activity

Cementos Pacasmayo S.A.A. (hereinafter "the Company") was incorporated in 1957 and, under the Peruvian General Corporation Law, is an open stock corporation, with publicly traded shares. The Company is a subsidiary of Inversiones Pacasmayo S.A. (IPSA), which holds 51.57% of the Company’s common and investment shares and 53.32% of its common shares as of June 30, 2012 (63.92% and 67.47%, respectively as of December 31, 2011). The registered office is located at Calle La Colonia No.150, Urbanizacion El Vivero, Santiago de Surco, Lima, Peru.

The Company’s main activity is the production and marketing of cement, blocks, concrete and quicklime in Peru’s northern region.

The interim condensed consolidated financial statements of the Company and its subsidiaries (hereinafter “the Group”) as of June 30, 2012 and for the three and six-months periods then ended, were authorized for issue by the management of the Company on July 18, 2012.

As of June 30, 2012, there were no changes in the main activities of the subsidiaries incorporated in the interim condensed consolidated financial statements of the Group, in relation to December 31, 2011 and March 31, 2012.

Issuance of new common and investment shares
Common shares -

In Board of Directors´ Meeting held on January 6, 2012 directors agreed in issuance of new common shares through a public offering of American Depositary Shares (“ADS”) registered with the SEC.  As a consequence, on February 7, 2012, the Company issued 100,000,000 new common shares, equivalent to 20,000,000 ADSs, with a unit price of US$11.5, resulting total proceeds of US$219,369,000 (net of related commissions and costs).

On March 2, 2012, the Company issued 11,484,000 additional shares, equivalent to 2,296,800 ADSs pursuant to an overallotment option granted to the underwriters in that offering, resulting total proceeds of US$25,489,000 (net of related commissions).

The total outstanding common shares as of the date of this report are 531,461,479 shares, from these 111,484,000 are listed in the New York Stock Exchange.

The excess of the total proceeds obtained by this transaction in relation to the nominal value of these shares amounted to S/.553,888,000 (net of commissions and other related costs for S/.30,964,000 and tax effect for S/.8,361,000) and was recorded in the additional paid-in capital caption of the interim consolidated statement of changes in equity.

Investment shares -

In March 30, 2012, the Company issued 927,783 investment shares, pursuant to a preemptive right offer in connection with the issuance of ADSs, so the holders of investment shares have rights to maintain their proportional ownership in the share capital of the Company.  The total investment shares offer by the Company were 13,574,990, from these only 927,783 were exercised.

Notes to interim condensed consolidated financial statements (continued)

The excess of the total proceeds obtained by this issuance of investment shares and the nominal value of these shares amounted to S/.4,767,000 and was recorded in the additional paid-in capital caption of the interim consolidated statement of changes in equity.

Contributions of non-controlling interest -
Salmueras Sudamericanas S.A.

In order to finance the Salmueras project, the General Shareholders’ Meeting of the subsidiary Salmueras Sudamericanas S.A. held on January 9, 2012 agreed a contribution of S/.20,000,000 to the subsidiary, to be held in two parts of S/.10,000,000 on the following dates: February 15 and May 15, 2012. These contributions are partial payments of the capital commitment assumed by the Company and Quimpac S.A. for the Salmueras project up to US$100,000,000 and US$14,000,000, respectively, to maintain its interests in this subsidiary.  As of the date of this report the contribution made by Quimpac S.A. amounts to S/.2,307,000.

Fosfatos del Pacifico S.A.

The General Shareholders’ Meeting of the subsidiary Fosfatos del Pacifico S.A. held on February 29, 2012 agreed a contribution of US$33,000,000 to the subsidiary, to be held in two parts of US$20,000,000 and US$13,000,000 on the following dates: April 15 and July 15, 2012, respectively. As of the date of this report, the contribution made by MCA Phosphates Pte. amounts to US$6,000,000 (equivalent to S/.16,002,000).

2.	Basis of preparation and changes to the Group’s accounting policies
	2.1	Basis of preparation -

The interim condensed consolidated financial statements of the Group have been prepared in accordance with IAS 34 Interim Financial Reporting issued by the International Accounting Standards Board (IASB).

The interim condensed consolidated financial statements have been prepared on a historical cost basis, except for available-for-sale financial investments that have been measured at fair value.  The interim condensed consolidated financial statements are presented in nuevos soles and all values are rounded to the nearest thousand (S/.000), except as otherwise indicated.

The interim condensed consolidated financial statements do not include all the information and disclosure required in the annual financial statements, and should be read in conjunction with Group’s annual consolidated financial statements as of December 31, 2011.

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Group´s annual financial statements for the year ended December 31, 2011.

New standards, interpretations and amendments
The following amendments to IFRSs standards did not have any impact on the accounting policies, financial position or performance of the Group:

●	IAS 12 - Deferred Tax: Recovery of Underlying Assets (Amendment)

This amendment to IAS 12 includes a rebuttable presumption that the carrying amount of investment property measured using the fair value model in IAS 40 will be recovered through sale and, accordingly, that any related deferred tax should be measured on a sale basis. The presumption is rebutted if the investment property is depreciable and it is held within a business model whose objective is to consume substantially all of the economic benefits in the investment property over time, rather than through sale.  Specifically, IAS 12 will require that deferred tax arising from a non-depreciable asset measured using the revaluation model in IAS 16 should always reflect the tax consequences of recovering the carrying amount of the underlying asset through sale. Effective implementation date is for annual periods beginning on or after 1 January 2012.

Notes to interim condensed consolidated financial statements (continued)

●	IFRS 7 - Disclosures - Transfers of financial assets (Amendment)

The IASB issued an amendment to IFRS 7 that enhances disclosures for financial assets. These disclosures relate to assets transferred (as defined under IAS 39). If the assets transferred are not derecognised entirely in the financial statements, an entity has to disclose information that enables users of financial statements to understand the relationship between those assets which are not derecognised and their associated liabilities. If those assets are derecognised entirely, but the entity retains a continuing involvement, disclosures have to be provided that enable users of financial statements to evaluate the nature of, and risks associated with, the entity’s continuing involvement in those derecognised assets. Effective implementation date is for annual periods beginning on or after 1 July 2011 with no comparative requirements. 

The Group has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

2.2	Basis of consolidation -
The interim condensed consolidated financial statements comprise the financial statements of the Company and its subsidiaries as of June 30, 2012 and 2011.

2.3	Seasonality
Seasonality is not relevant for the activities of the Group.

Notes to interim condensed consolidated financial statements (continued)

3.	Cash and short-term deposits
	(a)	This caption consists of the following:

	June 30, 2012	December 31, 2011	June 30, 2011
	S/.(000)	S/.(000)	S/.(000)

Cash on hand	2,042	2,786	2,875
Cash at bank (b)	34,153	228,150	13,658
Short-term deposits (c)	139,200	132,343	8,000
Cash balances included in the consolidated statements of cash flows	175,395	363,279	24,533
Time deposits with original maturity greater than 90 days (c)	403,950	-	-
	403,950	-	-
	579,345	363,279	24,533

(b)
Cash at banks is denominated in local and foreign currencies, is deposited in local banks and is freely available. The demand deposits interest yield is based on daily bank deposit rates.   As of December 31, 2011 these bank accounts include approximately US$46,100,000 (equivalent to S/.124,399,000), as a result of the sale of minority interests of the subsidiary Fosfatos del Pacífico S.A.

(c)
As of June 30, 2012 and December 31, 2011, the short-term deposits held in local banks were freely available and earned interest at the respective short-term market rates.  Time deposits, with original maturities of less than three months, were collected in July 2012 and January 2012, respectively.

As of June 30, 2012, the long-term deposits were saved in local banks, were freely available and earned interest at the respective market rates, and have original maturities of 18 months.

These short and long-term deposits include part of the proceeds obtained through the issuance of new common shares, see note 1 and S/.202,200,000 related to a loan received in December 31, 2011.

4.	Inventories
During the three and six-month periods ended June 30, 2012 and 2011, the Group does not have additions or recoveries of the provision of inventory obsolescence.

5.	Property, plant and equipment
Additions -

During the  three and six-month periods ended June 30, 2012, the fixed asset additions of the Group amounted approximately to S/.44,548,000 and S/.90,405,000 (S/.240,598,000 during the year 2011), which are mainly related to  improvements in the cement plants located in Rioja and Pacasmayo.

Notes to interim condensed consolidated financial statements (continued)

6.	Dividends paid and proposed

S/.(000)

Declared dividends during six months ended June 30, 2011
Dividends approved on February 28, 2011: S/.0.12 per share	56,000

As of June 30, 2012, dividends payable amounted to S/.4,179,000 (December 31, 2011: S/.4,467,000).

7.	Provisions
The decrease is explained mainly for the payment of the workers´ profit sharing accrued during 2011, made in the first quarter of 2012.

8.	Income tax
The major components of the income tax expense in the interim consolidated income statement and statement of comprehensive income are:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2012	2011	2012	2011
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Current income tax (expense)	(15,843)	(14,782)	(34,484)	(33,477)
Deferred income tax	3,963	(392)	6,444	1,604
Income tax expense, net	(11,880)	(15,174)	(28,040)	(31,873)
Income tax recognized in other comprehensive income	97	1,438	(2,160)	2,615

Total income tax	(11,783)	(13,736)	(30,200)	(29,258)

Notes to interim condensed consolidated financial statements (continued)

9.	Related party disclosure
Transactions with related entities -
During the three and six-month periods ended June 30, 2012 and 2011, the Company carried out the following transactions with Inversiones Pacasmayo S.A. (IPSA) and other related parties:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2012	2011	2012	2011
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Income
Income from land rental services	110	113	224	224
Fees for management and administrative services	89	90	183	183
Interest income on loans to IPSA and an affiliate	-	109	2	126

Other transactions
Dividends delivered to IPSA	-	35,795	-	35,795
Loans to IPSA	-	-	-	6,965
Loans to Servicios Corporativos Pacasmayo S.A.	30	-	40	-

As a result of these and other transactions, the Company had the following rights and obligations with Inversiones Pacasmayo S.A. and other related parties as of June 30, 2012 and December 31, 2011:

	2012		2011
	Accounts receivable	Accounts payable	Accounts receivable	Accounts payable
	S/.(000)	S/.(000)	S/.(000)	S/.(000)

Inversiones Pacasmayo S.A.	372	14	170	14
Other	245	11	252	216

	617	25	422	230

The sales to and purchases from related parties are made on terms equivalent to those that prevail in arm’s length transactions.  Outstanding balances are unsecured and interest free.  There have been no guarantees provided or received from any related party receivables or payables with respect to any related parties.  For the periods ended June 30, 2012 and December 31, 2011, the Group has not recorded any impairment of receivables owed by related parties.  This assessment is undertaken each financial year by examining the financial position of the related party.

Notes to interim condensed consolidated financial statements (continued)

Compensation of key management personnel of the Group -
The expenses for profit-sharing, compensation and other concepts for members of the Board of Directors and the management payroll amounted to S/.6,505,000 and S/.12,717,000 during the three and six-month periods ended June 30, 2012 (S/.6,155,000 and S/.12,085,000 during the three and six-month periods ended June 30, 2011). The Group does not compensate management with post-employment or contract termination benefits or share-based payments.

10.	Earnings per share

Basic earnings per share amounts are calculated by dividing net profit for the three and six-month period attributable to common shares and investment shares of the parent by the weighted average number of common and investment  shares outstanding during the period.

The Group has no dilutive potential common shares as of June 30, 2012 and June 30, 2011.

Calculation of the weighted average number of shares and the basic and diluted earnings per share is presented below:

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2012	2011	2012	2011
	S/.(000)	S/.(000)	S/.(000)	S/.(000)
Numerator
Net profit attributable to common and investment shares of the Parent	30,760	36,286	71,350	75,108

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2012	2011	2012	2011
	Thousands	Thousands	Thousands	Thousands
Denominator
Weighted average number of common and investment shares	580,764	468,352	556,482	468,352

There have been no other transactions involving common shares or potential common shares between the reporting date and the date of completion of these financial statements.

	For the three-month periods ended June 30,		For the six-month periods ended June 30,
	2012	2011	2012	2011
	S/.	S/.	S/.	S/.

Basic and diluted earnings for common and investment shares	0.05	0.08	0.13	0.16

Notes to interim condensed consolidated financial statements (continued)

11.	Fair value of financial instrument
Hierarchy of fair value of financial instrument
The Group uses the following hierarchy for determining and disclosing the fair value of financial instruments by valuation technique:

Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
Level 2: other techniques for which all inputs which have a significant effect on the recorded fair value are observable, either directly or indirectly.
Level 3: valuation techniques (no observable market value).

As of June 30, 2012 and December 31, 2011, the Group held the following instruments carried at fair value on the consolidated statement of financial position:

	June 30, 2012	December 31, 2011
	S/.(000)	S/.(000)
Available-for-sale financial investments:
Level 1	698	526
Level 2	28,590	21,548
Level 3	-	-
Total	29,288	22,074

During the six-month period ending June 30, 2012, there were no transfers between Level 1 and Level 2 fair value measurements.

12.	Commitments and contingences
Operating lease

As of June 30, 2012 the Group, as lessor, has a land lease with Compañía Minera Ares S.A.C. a related party   of Inversiones Pacasmayo S.A.  This lease is annually renewable and for the three and six-month periods ended June 30, 2012 provide a rent of S/.110,000 and S/.224,000, respectively (S/.113,000 and S/.224,000 as of June 30, 2011).

As lessee, the Group does not hold any long-term lease agreement as of June 30, 2012 and 2011.

Capital commitments
As of June 30, 2012, the Group had the following main commitments:

	-	Expansion of the cement plant located in the northeast of Peru by S/.23,267,000.
	-	Commitment for development of brine Project up to US$100,000,000. In connection with this commitment, as of June 30, 2012 the Group has made contributions for US$11,964,000, see note 1.
	-	The Group maintains long-term electricity supply agreements which billing is determined taking into consideration consumption of electricity and other market variables.

Notes to interim condensed consolidated financial statements (continued)

Others commitments
-	Commitment of future sales of phosphoric rock to Mitsubishi Corporation when the project starts production.

Environmental matters

The Group’s exploration and exploitation activities are subject to environmental protection standards. Such standards are the same as those disclosed on the consolidated financial statement as of December 31, 2011 and there have not been significant changes on this subject in the interim consolidated financial statements as of June 30, 2012 in comparison to the consolidated financial statement as of December 31, 2011.

Tax situation

During the four years following the year tax returns are filed, the tax authorities have the power to review and, as applicable, correct the income tax computed by each individual company.  The income tax and value-added tax returns for the following years are open for review by the tax authorities.

Years open to review by Tax Authorities
Entity	Income tax	Value-added tax

Cemento Pacasmayo S.A.A.	2007-2008/2010-2011	2007-2011
Cementos Selva S.A.	2007/2009-2011	2007/2009-2011
Distribuidora Norte Pacasmayo S.R.L.	2007-2008/2010-2011	2007-2011
Corianta S.A.	2007-2011	2007,2008, from January to May 2010 and from June to December 2011
Empresa de Transmision Guadalupe S.A.C.	2007-2011	2007-2011
Tinku Generacion S.A.C.	2007-2011	2007-2011
Fosfatos del Pacifico S.A.	2009-2011	2009-2011
Salmueras Sudamericanas S.A.	2011	2011
Dinoselva Iquitos S.A.C.	2007-2011	2007-2011
Acuicola Los Paiches S.A.C.	2007-2011	2007-2011

Through the date of these financial statements, Zemex LLC is an inactive subsidiary with no debts to fiscal authorities of United States of America and Canada (countries where Zemex LLC had operations until 2007).

Due to possible interpretations that the tax authorities may give to legislation in effect, it is not possible to determine whether any of the tax audits that may be performed will result in increased liabilities for the Group.  For that reason, tax or surcharge that could arise from future tax audits would be applied to the income during the period in which it is determined. However, in management’s opinion, any possible additional payment of taxes would not have a material effect on the interim consolidated financial statements as of June 30, 2012 and the consolidated financial statements as of December 31, 2011.

Notes to interim condensed consolidated financial statements (continued)

Legal claim contingency
As of June 30, 2012 and December 31, 2011, some third parties had commenced actions against the Group in relation with its operations in the amount of S/.2,296,000.  Of this total amount, S/.1,223,000 correspond to a tax originated by the import of coal and S/.1,073,000 correspond to labor claims from former employees. Management expects that these claims will be resolved within the next five years based on prior experience; however, the Group cannot assure that these claims will be resolved within this period because the authorities do not have a maximum term to resolve cases.  The Group has been advised by its legal counsel that it is only possible, but not probable, that these actions will succeed.  Accordingly, no provision for any liability has been made in these interim condensed consolidated financial statements.

Mining royalty
Third parties
Cementos Pacasmayo S.A.A. is required to pay a royalty to Compañia Pilar del Amazonas S.A., which is the owner of the surface mining unit in which the subsidiary Corianta S.A. made its operations (before the merger explained in Note 1 to the annual consolidated financial statements as of December 31, 2011, this obligation was for Corianta S.A.). This royalty is equivalent to 4% of net revenue obtained as a result of commercial exploitation carried out within the mining unit, and may not be less than US$300,000 annually. This royalty expense amounted to S/.197,000 and S/.418,000 for the three and six-month periods ended June 30, 2012 (S/.209,000 and S/.418,000 for the three and six-month periods ended June 30, 2011, respectively).

The subsidiary Fosfatos del Pacífico S.A., signed an agreement with the Peruvian Government, Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. related to the use of the Bayovar concession, which contains phosphoric rock and diatomites.  As part of this agreement, the mentioned Subsidiary Fosfatos del Pacífico S.A. is required to pay to Fundación Comunal San Martin de Sechura and Activos Mineros S.A.C. an equivalent amount to US$3 for each metric tons of diatomite extracted.  The annual royalty may not be less than the equivalent to 40,000 metric tons during the second year of production and 80,000 metric tons since the third year of production.  The related royalty expense amounted to S/.98,000 and S/.197,000 for the three and six-month periods ended June 30, 2012 (zero for the three and six-month periods ended June 30, 2011).

Interest-bearing loans and borrowings covenants
In March 2012, the Company subscribed a credit line agreement with Banco de Crédito del Perú for an amount equivalent in nuevos soles of up to US$75,000,000. Pursuant the terms of the credit line agreement the funds will be available for a two year period and the Company has to pay a commitment fee of 0.25% during such period. If the funds are disbursed, the loan will accrue interests at an annual rate of 7.50% and will mature in 2022. This credit line agreement is secured by current collateral trust, which holds all the main assets of the Company.  As of June 30, 2012 the Group has not yet used these funds.  This loan includes the following financial restrictions:

-	The liquidity ratio must be greater than 1.0 times during the term and in each one of the financial years, based on the separate financial statements of the Company.
-	The financial debt-to-EBITDA ratio must be lower than 3 times, during the term and in each ratio measurement date, calculated using the Company´s separate financial statements.
-
The EBITDA-to-Debt Service ratio must be greater than 1.50 times during the term and in each ratio measurement date, taking the last twelve (12) months elapsed as calculation basis, based on the separate financial statements of the Company.

In Management’s opinion, as of June 30, 2012 the Company has complied with these financial restrictions.

Notes to interim condensed consolidated financial statements (continued)

Prepayment of debts
During the six month period ended as of June 30, 2012, the Group has made prepayments for S/.388,766,000 corresponding to three loans with BBVA Banco Continental, three loans with Banco de Credito del Peru and a finance lease with Banco de Credito del Peru.  As of June 30, 2012 the Group maintains only one debt with BBVA Banco Continental.

Notes to interim condensed consolidated financial statements (continued)

13.	Segment information
For management purposes, the Group is organized into business units based on their products and activities, and have three reportable segments as follows:

	-	Production and marketing of cement, concrete and blocks in the northern region of Peru.
	-	Sale of construction supplies in the northern region of Peru.
	-	Production and marketing of quicklime in the northern region of Peru.

No operating segments have been aggregated to form the above reportable operating segments.

Management monitors the profit before income tax of each business units separately for the purpose of making decisions about resource allocation and performance assessment.  Segment performance is evaluated based on profit before income tax and is measured consistently with profit before income tax in the interim condensed consolidated financial statements.

Transfer prices between operating segments are on an arm’s length basis in a manner similar to transactions with third parties.

	Revenues from external customers	Revenues from inter segments	Total revenue	Gross margin	Profit before income tax	Income tax	Profit for the period	Segment assets	Other assets	Total assets
	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)	S/.(000)
2012
Cement, concrete and blocks	438,673	595	439,268	197,436	103,990	(29,808)	74,182	1,847,123	-	1,847,123
Construction supplies	74,137	983	75,120	2,491	(722)	207	(515)	17,989	-	17,989
Quicklime	29,487	-	29,487	7,835	1,145	(328)	817	139,535	-	139,535
Other	501	1,228	1,729	(84)	(6,592)	1,889	(4,703)	243,264	29,288	272,552
Adjustments and eliminations	-	(2,806)	(2,806)	-	-	-	-	-	-	-
Consolidated	542,798	-	542,798	207,678	97,821	(28,040)	69,781	2,247,911	29,288	2,277,199

2011
Cement, concrete and blocks	363,152	721	363,873	189,270	114,542	(34,133)	80,409	1,587,083	-	1,587,083
Construction supplies	67,945	2,790	70,735	2,367	(332)	99	(233)	12,741	-	12,741
Quicklime	24,270	-	24,270	3,768	(1,395)	416	(979)	139,855	-	139,855
Other	1,821	1,152	2,973	159	(5,856)	1,745	(4,111)	178,259	22,074	200,333
Adjustments and eliminations	-	(4,663)	(4,663)	-	-	-	-	-	-	-
Consolidated	457,188	-	457,188	195,564	106,959	(31,873)	75,086	1,917,938	22,074	1,940,012

The “other” column includes activities that do not meet the threshold for disclosure under IFRS 8.13 and represent non-material operations of the Group (including phosphates, zinc and other).

Other assets
As of June 30, 2012 corresponds to the available-for-sale investments caption for approximately S/.29,288,000 (S/.22,074,000 as of December 31, 2011) which is not allocated to a segment.

Geographic information
All revenues are from Peruvian clients.

All non-current assets are located in Peru, except for a land of Zemex LLC. amounting to S/.2,290,000 that is located in United States Of America (its only non-current asset).  For the statement mentioned in this paragraph non-current assets consist of property, plant and equipment.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CEMENTOS PACASMAYO S.A.A.

By: /s/ CARLOS JOSE MOLINELLI MATEO

Name: Carlos Jose Molinelli Mateo

Title: Stock Market Representative

Date: July 27, 2012